SECURITIES AND EXCHANGE COMMISSION


06039799

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-8940

Deferred Profit-Sharing Plan for Salaried Employees

(Full title of the plan)

ALTRIA GROUP, INC.

120 Park Avenue
New York, New York 10017

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)


SEC MAIL PROCESSING
RECEIVED
2006
WASH, D.C.
199
SECTION

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Altria Benefits Investment Committee, the Administrator and the Participants of the Deferred Profit-Sharing Plan for Salaried Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Profit-Sharing Plan for Salaried Employees (the "Plan") at December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, New York
June 13, 2006

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
at December 31, 2005 and 2004
(in thousands of dollars)

	2005	2004
Investments:		
Investment in Master Trust A	$ 2,081,429	$ 2,123,729
Investment in Master Trust B	955,781	707,560
Participant loans	37,119	39,699
Total investments	3,074,329	2,870,988
Receivables:		
Employer's contribution	94,941	97,944
Participants' contributions	409	2,638
Total receivables	95,350	100,582
Net assets available for benefits	$ 3,169,679	$ 2,971,570

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
for the Year Ended December 31, 2005
(in thousands of dollars)

	2005
Investment income:	
Investment income from Master Trust A	$ 107,655
Investment income from Master Trust B	194,636
Interest from participant loans	2,019
Total investment income	304,310
Contributions to the Plan:	
By employer	94,994
By participants	46,946
Total contributions	141,940
Total additions	446,250
Deductions from net assets attributed to:	
Distributions and withdrawals	(247,083)
Total deductions	(247,083)
Transfer between plans	(1,058)
Net increase	198,109
Net assets available for benefits:	
Beginning of year	2,971,570
End of year	$ 3,169,679

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan:

General:

The Deferred Profit-Sharing Plan for Salaried Employees (the "Plan") is a defined contribution plan maintained for the benefit of eligible non-union salaried employees of Altria Group, Inc., including, among others, Philip Morris USA Inc., Philip Morris Capital Corporation, Altria Corporate Services, Inc., and certain employees of Philip Morris International Inc., and certain of its domestic subsidiaries (collectively, the "Participating Companies"). The Plan is designed to provide eligible employees with an opportunity to share in the profits of their Participating Company and to invest certain of their funds in a tax-advantaged manner. Employees of Kraft Foods Inc. and its subsidiaries are not eligible to participate in the Plan. Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The administration of the Plan has generally been delegated to the Administrator, as defined in the Plan. Effective July 11, 2005, the Altria Benefits Investment Committee (the "Investment Committee") has full authority with respect to the operation and management of the investment of the assets of the Plan, other than the investment option invested exclusively in the common stock of Altria Group, Inc. ("Altria Common Stock"). Effective as of the same date, U. S. Trust Company, National Association ("U. S. Trust") was designated as the named fiduciary with respect to the management of the investment in Altria Common Stock. Effective July 11, 2005, the investment in Altria Common Stock is a permanent feature of the Plan. The Administrator, the Investment Committee and U. S. Trust are hereinafter collectively referred to as the "Fiduciaries".

Contributions:

Each eligible employee may make before-tax and after-tax contributions to the Plan as soon as administratively feasible after his or her date of hire, and becomes eligible for the Participating Company's contribution (the "Company Contribution") upon completion of twenty-four months of eligibility service. Participants can direct all contributions among eight investment options.

Employee Stock Ownership Plan:

The employee stock ownership plan ("ESOP") portion of the Plan permits each participant who invests in the investment option consisting of Altria Common Stock to elect, no later than the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of Altria Common Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Altria Common Stock.

Master Trusts:

Certain assets of the Plan are co-invested with the assets of the Deferred Profit-Sharing Plan for Tobacco Workers (the "Tobacco Workers Plan"), the Deferred Profit-Sharing Plan for Craft Employees (the "Craft Employees Plan") and the Savings Plan for Employees of Philip Morris de Puerto Rico, in a commingled investment fund known as the Altria Corporate Services Deferred Profit-Sharing Master Trust ("Master Trust A") for which State Street Bank and Trust Company ("State Street") serves as the trustee. Certain assets of the Plan are co-invested with the assets of the Tobacco Workers Plan and the Craft Employees Plan in a commingled investment fund known as the Altria Corporate Services Deferred Profit-Sharing Trust for Company Stock ("Master Trust B") for which Fidelity Management Trust Company serves as the trustee.

Master Trust A and Master Trust B are hereinafter collectively referred to as the "Master Trusts".

Participant Accounts:

Each participant's Plan accounts, which include a company account and may include personal before-tax, before-tax catch-up, personal after-tax, rollover, after-tax rollover and paysop accounts, are credited with the participant's contributions, the Company Contribution and the allocated share of the investment activities of each investment option in which he or she participates.

Vesting:

Each participant is at all times fully vested in the balance held in each of his or her Plan accounts.

Distributions and Withdrawals:

Distributions are made only when a person ceases to be a participant. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan accounts.

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

Participant Loans:

The loan program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan. Interest on participant loans is determined at the time of the loan issuance, is equal to the prime rate as published in *The Wall Street Journal* generally as of the last day of the quarter preceding the loan and is fixed for the term of the loan. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of one-half of a participant's account balance at the time of the loan request or $50,000, less the participant's highest outstanding loan balance during the 12-month period preceding the loan request. Loan repayment periods range from two to twenty-five years depending on the type of loan.

A participant's loan account equals the original principal amount less principal repayments. The principal amounts of loan repayments reduce the loan account and are added back to the participant's Plan accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the investment options according to the participant's investment authorization in effect at the time of repayment.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the applicable Fiduciary to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Generally all of the assets of Master Trust B are invested in Altria Common Stock, which could be subject to significant market fluctuations. A small portion of the assets is held in cash for administrative purposes.

Valuation of Investment in Master Trusts:

The Plan's allocated share of the Master Trusts' net assets and investment activities is based upon the total of each individual participant's share of the Master Trusts.

Valuation of the Master Trusts' Investments:

Investments in common collective trusts and registered investment companies are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective common collective trusts and registered investment companies.

Investment contracts and the related pools of mortgage-backed and asset-backed securities and other investments are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

For Master Trust A, securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued from quoted market prices. For Master Trust B, Altria Common Stock is valued at the closing price on the last business day of the year; in the event no sale was reported on that date, the trustee of Master Trust B will determine the value based on all available information.

Short-term temporary investments are generally carried at cost, which approximates fair value.

Investment Transactions and Investment Income of the Master Trusts:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

Contributions:

The Company Contribution for the year is accrued by the Plan based upon the amount to be funded each year in accordance with the defined contribution formula described in Note 3. Participants' contributions are recorded in the period in which they are withheld by the Participating Companies.

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

Expenses:

Investment management fees and brokerage commissions (excluding those for Altria Common Stock held in Master Trust B) are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and legal fees are paid by the Master Trusts and charged directly to participant accounts on a monthly basis.

Transaction fees (including fees associated with the trading of Altria Common Stock) are paid by the Master Trusts and charged solely to the accounts of the participants that initiate the transactions.

3. Contributions:

The Company Contribution on behalf of eligible employees of Participating Companies who have met the twenty-four month service requirement ("Philip Morris Participants") is an amount equal to the lesser of (1) three percent of the Operating Profit (defined below) of Philip Morris USA Inc., less the amounts allocated to participants in the Tobacco Workers Plan and the Craft Employees Plan, or (2) 15 percent of the aggregate participant compensation as defined by the Plan ("Participant Compensation") for such year of the Philip Morris Participants among whom the Company Contribution is to be allocated.

The Company Contribution by the Participating Company, expressed as a uniform percentage of aggregate Participant Compensation, is allocated ratably among Philip Morris Participants (the "Philip Morris Contribution Percentage") according to their Participant Compensation.

The Company Contribution on behalf of eligible employees of any other Participating Company is equal to the Philip Morris Contribution Percentage multiplied by aggregate participant compensation for such year of the participants of these other Participating Companies among whom the Company Contribution is to be allocated. The aggregate of the Company Contribution to the Plan and the company contributions to the Tobacco Workers Plan and the Craft Employees Plan may not be more than three percent of Altria Group, Inc.'s consolidated earnings before income taxes and cumulative effect of an accounting change, and provisions for deferred profit-sharing and incentive compensation plans.

Due to limitations under the Internal Revenue Code of 1986, as amended (the "Code"), certain amounts for highly compensated employees are not contributed to the Master Trusts.

Operating Profit is defined as the earnings of a participating group as defined by the Plan before cumulative effect of accounting changes, discontinued operations, extraordinary items, interest and other debt expense, income taxes, general corporate expenses, any minority interest, the amount of any deduction used in computing such earnings for the Company Contribution to the Plan and the employer contributions to the Tobacco Workers Plan and the Craft Employees Plan, charges for any incentive compensation plan, and any broad-based stock awards under the 2000 Performance Incentive Plans (or any successor plans), the expense of which is charged to the earnings of Philip Morris USA Inc., but excluding any sales incentives programs of a Participating Company, any other stock-based awards under the 2000 Performance Incentive Plans (or any successor plans), and before such other charges as the Compensation Committee of the Board of Directors of Altria Group, Inc., in its sole discretion, shall determine to exclude from the Operating Profit of the participating group as defined by the Plan .

No contribution is required from any participant under the Plan. Participants may make contributions on a before-tax and after-tax basis to the Plan. Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax catch-up contributions up to the limit prescribed in the Code. For 2005 and 2004, the catch-up contribution was limited to $4,000 and $3,000, respectively. If a participant has not made the maximum after-tax contribution, he or she may make an additional lump sum contribution, subject to certain statutory limits. The percentage of compensation available for these contributions may vary from year to year and by Participating Company. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 2005 and 2004, a participant's before-tax contribution was limited to $14,000 and $13,000, respectively, with a Plan limitation of 15% of compensation on the total amount of before-tax and after-tax contributions. Before-tax catch-up contributions are not subject to these limits.

The Plan provides, in the event of a Change of Control (as defined in the Plan) of Altria Group, Inc., for the Company Contribution for the year in which the Change of Control occurs and for two years thereafter at least equal to the lesser of (a) the percentage of participants' compensation that was contributed to the Plan for the year prior to the year in which the Change of Control occurs, or (b) 10 percent of the participants' applicable annual compensation.

4. Master Trust A Investments:

The Plan had a 71% and 70% interest in Master Trust A at December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, the net assets of Master Trust A were as follows (in thousands of dollars):

	2005	2004
Investments at fair value:		
Common collective trusts	$1,151,311	$1,020,342
Registered investment companies	137,291	298,719
Investment contracts (at contract value)	1,322,525	1,397,034
Government securities	247,174	270,823
Short-term temporary investments	51,527	35,460
Total investments	2,909,828	3,022,378
Receivables:		
Interest and dividend income	2,620	2,204
Total assets	2,912,448	3,024,582
Liabilities	1,141	1,583
Net assets	$2,911,307	$3,022,999

Master Trust A investment activities for the year ended December 31, 2005 were as follows (in thousands of dollars):

Interest and dividends	$ 73,458
Net appreciation in common collective trusts	83,358
Net depreciation in registered investment companies	(4,371)
Net depreciation in government securities	(7,031)
Investment income	$145,414

Investment contracts consist of synthetic and traditional guaranteed investment contracts ("GIC's"). The crediting interest rates of the investment contracts ranged from 3.58% to 5.89% and from 3.49% to 6.88% at December 31, 2005 and 2004, respectively. The blended crediting rate of the investment contracts was 4.69% for the year ended December 31, 2005 and 4.78% for the year ended December 31, 2004.

The crediting interest rates for the synthetic GIC's are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rates for the traditional GIC's are either agreed to in advance with the issuer or vary based on the agreed formulas, but cannot be less than zero.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit responsive wrapper contracts issued by a third party, which are backed by underlying assets owned by Master Trust A. The portfolio of assets, overall of AAA credit quality, underlying the synthetic GIC's includes mortgages, fixed income securities, and United States treasury notes and bonds. The contract value of the synthetic GIC's was $1,282,951 thousand and $1,301,232 thousand at December 31, 2005 and 2004, respectively. The fair value of the synthetic GIC's was $1,269,193 thousand and $1,321,133 thousand at December 31, 2005 and 2004, respectively.

A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit responsive contracts issued by a third party, which are backed by assets owned by the third party. The contract value of the traditional GIC's was $39,574 thousand and $95,802 thousand at December 31, 2005 and 2004, respectively. The fair value of the traditional GIC's was $39,662 thousand and $99,458 thousand at December 31, 2005 and 2004, respectively.

5. Master Trust B Investments:

The Plan had a 66% and 65% interest in Master Trust B at December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, the net assets of Master Trust B were as follows (in thousands of dollars):

	2005	2004
Investments at fair value:		
Altria Common Stock	$1,436,650	$1,070,632
Cash	2	58
Total investments	1,436,652	1,070,690
Receivable – dividend income	15,440	13,141
Total assets	1,452,092	1,083,831
Liabilities	-	20
Net assets	$1,452,092	$1,083,811

Master Trust B investment activities for the year ended December 31, 2005 were as follows (in thousands of dollars):

Dividends	$ 39,457
Net appreciation in Altria Common Stock	248,118
Investment income	$287,575

6. Transactions with Parties-in-Interest:

The applicable Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor. The Plan invests in Altria Common Stock, which is exempt from the party-in-interest transaction prohibitions of ERISA. Certain Trust investments are shares of mutual funds managed by State Street Global Advisors, an affiliate of State Street. State Street is a trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions under ERISA.

7. Plan Termination:

The Board of Directors of Altria Group, Inc. (the "Board") has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the Company Contribution to the Plan or to terminate the Plan. The Board has delegated to the Investment Committee and the Administrator the right to amend the Plan, provided that the first year cost of such amendment does not exceed specified dollar limits. Each other Participating Company has the right to amend, suspend or terminate its participation in the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

8. Tax Status:

By letter dated June 5, 2002, the Internal Revenue Service has determined that the Plan, as amended and in effect as of January 1, 2000 and December 15, 2001, is a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan is a stock bonus plan as described in Sections 401(a) and 4975(e) of the Code. The Plan has been amended since the receipt of the determination letter; however, the applicable Fiduciary believes that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES

Schedule H - Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Altria Corporate Services Deferred Profit-Sharing Master Trust	Master Trust	n/a	$2,081,428,780
*	Altria Corporate Services Deferred Profit-Sharing Trust for Company Stock	Master Trust	n/a	955,781,464
*	Participant loans	Interest rates ranging from 4.75% to 6.75% during 2005 Maturity dates through November 12, 2030	-0-	37,119,262

* indicates party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President, Compensation & Benefits of Altria Corporate Services, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES

(Name of Plan)

By ______________________

Howard F. Greene, Vice President,
Compensation & Benefits,
Altria Corporate Services, Inc.

Date: June 14, 2006

Exhibit 23

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-10218) of Altria Group, Inc. of our report dated June 13, 2006 relating to the financial statements and supplemental schedule of the Deferred Profit-Sharing Plan for Salaried Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

New York, New York
June 14, 2006